UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For April 28 through May 2, 2006

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands

(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press releases:

•                                        Progress on share repurchase programme KPN, dated April 28, 2006;

•                                        KPN launches Mine: the new way to watch television, dated 2 May 2006.

Press release

Progress on share repurchase programme KPN	Date
28 April 2006

Number
032pe

In light of the share repurchase programme announced on February 7, 2006, Koninklijke KPN N.V. announces that during the week of April 24 through April 28, 2006 5,580,209 of KPN shares were repurchased at an average price of EUR 9.22. Therewith approximately 15.0% of the repurchase programme has been completed. The repurchase programme started on March 20, 2006 and will end on December 31, 2006.

KPN launches Mine:	Date
the new way to watch	2 May 2006
television
Number
033pe

Today, KPN is launching interactive television under the brand name Mine. With this innovative service, KPN is introducing a new way to watch television, built around individual viewer wishes. Subscribers to Mine get a wide range of TV and radio channels, films and information services that they can easily watch whenever it suits them. A subscription to Mine will cost € 19.95 a month.

At launch, Mine subscribers will have over 48 TV and 60 radio channels to choose from, which will be further expanded to 60 TV and 70 radio channels before the summer. Furthermore, Mine also includes ‘FilmDirect’, a video on demand service currently offering some 300 titles, soon to be expanded to 500, for which KPN has reached agreement with parties including Warner Bros. International Television Distribution and Blockbuster Entertainment Ltd. The plans for a joint venture with Endemol for content development and exploitation have been announced previously. KPN expects to announce further tie-ups during the coming months. The ‘Missed Program’ feature enables subscribers to see programs they have missed on the three Dutch public channels up to a month after airing. Pressing the ‘My Info’ button will give viewers up-to-the-minute news as well as weather and regional traffic reports.

The Mine package, offered via ADSL, will include as standard a personal recorder with space for up to a hundred hours of television, with the added bonus of being able to pause live TV broadcasts. The electronic program guide (EPG) shows what’s on at the press of a button. It also has a reminder feature, to warn viewers when a program is about to start.

New viewing experience

Ludolf Rasterhoff, KPN’s TV & Media director: “We are proud of this new TV service. Mine is a whole new way of experiencing TV. It puts an end to the traditional, passive viewing experience which was essentially one-way traffic. Now, the individual viewer decides which program he wants to see and when. With Mine, we aim to make watching TV more enjoyable, focusing on what viewers want.”

Spoilt for choice

Channels and services will continue to be added to the Mine line-up during the course of 2006. Additionally, from this summer, the service will be offering theme packages. Subscribers to Club TV, for instance, will receive exclusive broadcasts from the country’s three biggest football sides: Ajax TV, Feyenoord TV and PSV TV. In cooperation with Tijdbeeld Media, Mine will also be launching the ‘NostalgiaNet’, a channel reviving the golden oldies of radio and television. In 2007, Mine will even enable subscribers to make their own TV programs and watch them on their own channel, making TV even more personal.

The customer is always right

In its development of interactive television, KPN is putting the customer center stage. The first people to sign up for Mine will therefore be invited to participate in a customer platform. In exchange for their active participation and input, they will be not have to pay a subscription fee. KPN will be using their experiences to fine-tune the service to viewers’ wishes. This introductory offer runs until October 1, 2006. Till then, the theme packages and theme channels are also free, and subscribers can watch 20 movies a month for nothing. KPN expects to have some 10,000 customers for Mine by this time.

From today, customers can sign up online by visiting www.minetv.nl. Mine is available immediately for people with a KPN Direct ADSL or Planet Internet ADSL subscription. From this summer, anyone can subscribe.

Note to editors:

Photographs of the press conference held today in Hotel Stroom, Rotterdam, are available for editorial use via www.presslink.nl/mine.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: May 3, 2006	By:	/s/ MICHIEL ROOVERS
Michiel Roovers Legal Counsel